

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (413)723-2141

Mr. J. Holt Smith, President
Nucon-RF, Inc.
1574 Gulf Road, #242
Point Roberts, WA   98281

Re: Nucon-RF, Inc.
         Amendment No. 1 to Registration Statement on Form 10-SB
         Filed on May 15, 2007
         File No.: 0-49876

Dear Mr. Smith:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        Accordingly, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1. Your most recent financial statements included in the filing are as of December 31, 2006. However, you filed your Form SB-2/A on May 15, 2007, which is after the prescribed time in which your financial statements were considered current. Therefore, please amend your document to update the financial statements as set forth in Item 310(g) of Regulation S-B.

2. We note that you subsequently acquired an additional 36.75% equity interest in ATOLL for $1,000,000 and the issuance of four million common shares, and as a result, you now own 50% of ATOLL. You state on page F-9 that you have not been able to exercise significant influence over ATOLL's operating and financial policies and thus have accounted for the investment in ATOLL at the lower of cost or fair value in accordance with FIN 35. Such treatment appears to be tantamount to the cost method, which is described in APB 18 (noting that FIN 35 is an interpretation of APB 18). However, paragraphs 2 and 3 of FIN 35 indicate that the equity method is to be used by investors who own 20 percent or more of the voting stock of an investee, giving the investor the ability to exercise significant influence over the investee's operating and financial policies. In fact, the presumption is that such an investor has the ability to exercise significant influence over the investee's operating and financial policies until overcome by predominant evidence to the contrary. Therefore, given the materiality of this investment, please explain to us how you determine that you have not been able to exercise significant influence over ATOLL's operating and financial policies. At a minimum, we would expect you to address the indicators listed in paragraph 4 of FIN 35.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.   Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You can contact Patricia Do, Accountant at (202)551-3743 or Terence O'Brien, Accounting Branch Chief at (202)551-3355 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711, or in her absence, contact Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director